Exhibit 2

BIOLINERX LTD.

For the Annual General Meeting of Shareholders to be held on August 15, 2013

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of BioLineRx Ltd. (the “Company”) hereby appoints Norman Kotler and/or Raziel Fried, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the offices of the Company at 19 Hartum St., Har Hotzvim, Jerusalem, Israel, on August 15, 2013 at 11 a.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

BIOLINERX LTD.

August 15, 2013

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒

1.	TO RE-ELECT the following nominees to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders:		FOR	AGAINST	ABSTAIN

	a.	Aharon Schwartz	☐	☐	☐

	b.	Michael Anghel	☐	☐	☐

	c.	Raphael Hofstein	☐	☐	☐

2.	TO APPROVE the grant of options to each of the director nominees as follows:		FOR	AGAINST	ABSTAIN

a.	A grant to Aharon Schwartz of options to purchase 150,000 Ordinary Shares (equivalent to 15,000 ADSs), as further described in the Proxy Statement.		☐	☐	☐

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 2(a))
			YES ☐	NO ☐

b.	A grant to Michael Anghel of options to purchase 150,000 Ordinary Shares (equivalent to 15,000 ADSs), as further described in the Proxy Statement.		FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 2(b))
			YES ☐	NO ☐

c.	A grant to Raphael Hofstein of options to purchase 150,000 Ordinary Shares (equivalent to 15,000 ADSs), as further described in the Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 2(c))
		YES ☐	NO ☐		Name: __________________________ Number of shares: _________________ Signature: _______________________ Date: ___________________________

☐ Yes ☐ No

3.	TO RE-APPOINT Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the independent public auditors of the Company for the year ending December 31, 2013 and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.	FOR ☐	AGAINST ☐	ABSTAIN ☐
NOTE: Please mark date and sign exactly as the name(s) appear on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer.  Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign.